

June 17, 2011

Mr. Lawrence E. Dickinson
Chief Financial Officer
411 Fountain Lakes Boulevard
St. Charles, Missouri 63301

> **Re: LMI Aerospace, Inc.**
> **Form 10-K**
> **Filed March 11, 2011**
> **File No. 000-24293**

Dear Mr. Dickinson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 11, 2011

Risk Factors, page 17

1. We note the statement on page 17 that "there may also be risks of which we are currently unaware, or that we currently regard as immaterial based on the information available to us, that later prove to be material." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that you will remove this language in future filings.

Management's Discussion and Analysis

Results of Operations, page 32

2. Since the Company's gross profits are impacted by both sales and costs of sales, please revise MD&A in future filings to include a discussion of changes in costs of sales during all of the periods presented in the Company's financial statements for each of the

Company's segments. As part of your revised discussion, please discuss the various costs comprising the cost of sales for each segment and discuss factors responsible for changes in the various components of each segments cost of sales.

Year ended December 31, 2009 compared to year ended December 31, 2008
Aerostructures Segment, page 35

3. We note from the discussion included on page 36 that the gross profit of your Aerostructures segment was negatively impacted by inventory valuation and obsolescence adjustments and increased insurance reserves in 2009. Please tell us and revise your discussion in MD&A in future filings to separately quantify the impact of these items on this segments gross profit for 2009. Your response and your revised disclosures should also explain the nature and timing of the facts or circumstances that resulted in the inventory valuation and obsolescence adjustments and increased insurance reserves during 2009.

Notes to the Financial Statements

General

4. Please revise future filings to include the disclosures set forth by ASC 820-10-50 for all assets and liabilities that are measured at fair value on both a recurring or non-recurring basis. Your disclosures should be in a tabular format as indicated by ASC 820-10-50-8 and should include assets and liabilities such as impaired goodwill or impaired intangible assets, and contingent consideration liabilities.

Note 1. Accounting Policies

– Pre-Production Costs, page 50

5. We note your disclosure that except for costs incurred under certain long-term contracts as discussed in "Revenue Recogntion" above, all design and development costs are expensed as incurred unless there is a contractual agreement that provides for reimbursement of design and development costs. Please tell us, and disclose in future filings, the nature of any pre-contract costs incurred under long-term contracts that are capitalized as contract costs. As part of your response, please explain to us how your accounting policy for pre-contract costs is in accordance with ASC 605-35-25-41.

Note 11. Defined Contribution Plans, page 58

6. We note your disclosure that the Company's matching contributions to the LMI Plan in 2010 and 2009 were made in shares of the Company's common stock. Please explain to us, and revise your notes in future filings to explain how you calculated or determined the

value of the common stock for purposes of recording the expense related to the contribution. If the value was based on fair value of the common stock, please explain to us how "fair value" was calculated or determined.

Note 16. Quarterly Financial Data (Unaudited), page 64

7. Please revise Note 16 in future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the impairment of goodwill in the fourth quarter of 2009. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2011

Note 4. Contingent Consideration, page 7

8. We note your disclosure that neither the sales targets nor the sale of certain portions of Intec's business occurred by March 31, 2011 and as such, the $1,235 of contingent consideration was deemed not to be owed, and a benefit was recorded in SG&A on the statement of operations. In light of the fact that none of the targets were met to require the payment of this contingent consideration, please tell us why you believe that this liability was appropriately presented at a fair value of $1,235 at December 31, 2010. Include in your response, the expectations of management regarding the payment of this contingent consideration at December 31, 2010.

Amended Form 10-K filed May 2, 2011

Certain Relationships and Related Transactions, and Director Independence, page 25

9. We note the disclosure regarding Sanford S. Neuman on page 26. Please confirm that in future filings you will disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person's interest in the transaction, or please advise.

Definitive Proxy Statement Filed May 20, 2011

10. Please confirm that in future filings you will include the proxy card when filing your proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at(202) 551-3859 or me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief